UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

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(Check One):         Form 10-K          Form 20-F      X    Form 11-K            Form 10-Q         Form N-SAR
              ------             ------             ------              -------             ------
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For Period Ended:  December 31, 2001

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                  -----------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART 1--REGISTRANT INFORMATION (Official Text)

  Interland, Inc.
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Full Name of Registrant

  Micron Electronics, Inc.
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Former Name if Applicable

  303 Peachtree Center Avenue, Suite 505
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Address of Principal Executive Office (Street and Number)

 Atlanta, GA  30303
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City, State and Zip Code

PART II--RULES 12b-25(b) AND (c) (Official Text)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X      (a)  The  reasons  described  in reasonable  detail in Part III of this
-----         form   could  not   be  eliminated  without  reasonable effort  or
              expense;
         (b)  The subject annual report,  semi-annual report,  transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)  The  accountants  statement  or  other  exhibit  required  by Rule
              12b-25(c) has been attached if applicable.


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PART III--NARRATIVE (Official Text)

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

In connection with its reorganization during the recently completed fiscal year, Interland, Inc., the sponsor of the Amended and Restated Micron Electronics, Inc. Retirement at Micron "RAM" Plan, also known as the "Interland, Inc. 401(k) Plan" (the "Plan"), implemented a corporate restructuring plan pursuant to which Interland's finance department moved to the new executive offices of the Company, the Plan's records were transferred to a new data processing system and the administration of the Plan was turned over to new staff persons. As a result of these changes, the finance department and its auditors were unable to complete the final reconciliations of the participant accounts in a timely manner and, accordingly, were unable to complete the preparation of the Annual Report on Form 11-K until a recent date.

PART IV--OTHER INFORMATION (Official Text)

(1) Name and telephone number of person to contact in regard to this notification:

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                  Allen Shulman                         (404)                             720-8301
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                     (Name)                          (Area Code)                     (Telephone Number)
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(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
        X     Yes          No
     -------        ------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
             Yes      X    No
     ------         ------

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                Interland, Inc.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date:  July 1, 2002   By:  /s/ Allen Shulman
            ------------       -------------------------------------------------
                               Allen Shulman, Vice President and General Counsel

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:
            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).


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